Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008	2007	2006
Consolidated Pretax Income from Continuing Operations	$146	$150	$193	$279	$328
Fixed Charges (per below)	143	153	158	155	140
Distributed Income of Equity Investees	57	53	—	—	—
Interest Capitalized	(1)	(1)	(1)	(1)	—

Earnings	$345	$355	$350	$433	$468

Interest and Other Financial Charges	$140	$150	$154	$151	$138
Interest Portion of Rental Expense	3	3	4	4	2

Fixed Charges	$143	$153	$158	$155	$140

Ratio of Earnings to Fixed Charges	2.4	2.3	2.2	2.8	3.3

Plum Creek Timberlands, L.P.

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008	2007	2006
Consolidated Pretax Income from Continuing Operations	$204	$208	$207	$279	$328
Fixed Charges (per below)	86	95	144	155	140
Distributed Income of Equity Investees	57	53	—	—	—
Interest Capitalized	(1)	(1)	(1)	(1)	—

Earnings	$346	$355	$350	$433	$468

Interest and Other Financial Charges	$83	$92	$140	$151	$138
Interest Portion of Rental Expense	3	3	4	4	2

Fixed Charges	$86	$95	$144	$155	$140

Ratio of Earnings to Fixed Charges	4.0	3.7	2.4	2.8	3.3

During 2008, PC Ventures I, LLC (“PC Ventures”), a 100% wholly-owned subsidiary of Plum Creek Timber Company, Inc., made a $783 million capital contribution to Plum Creek Timberlands, L.P. in exchange for a Series T-1 Redeemable Preferred Limited Partnership Interest (“Series T-1 Preferred Interest”), a preferred interest in Plum Creek Timberlands, L.P. The Series T-1 Preferred Interest provides for a return of 7.375% per annum (approximately $58 million) on its contributed capital of $783 million. In the computation of the ratio of earnings to fixed charges for Plum Creek Timberlands, L.P. above, the Series T-1 Preferred Interest is not subtracted from Consolidated Pretax Income from Continuing Operations and has been excluded from the calculation of Fixed Charges because these transactions are between affiliated entities. Further discussion of the Series T-1 Preferred Interest in Plum Creek Timberlands, L.P. can be found in the audited consolidated financial statements of Plum Creek Timberlands, L.P. for the three years ended December 31, 2010, which were included on Form 10-K of Plum Creek Timber Company, Inc. and filed with the SEC on February 25, 2011.